UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 __________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 ___________________________
Horizon Global Corporation
(Name of Issuer)
 ___________________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44052W104
(CUSIP Number)
Harry Wilson
MAEVA Group, LLC
360 Hamilton Avenue
4th Floor
White Plains, New York 10601
(914) 623-8211
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2019
(Date of Event Which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No: 44052W104

1	NAMES OF REPORTING PERSONS Harry Wilson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,291
	8	SHARED VOTING POWER 401,770
	9	SOLE DISPOSITIVE POWER 755,291
	10	SHARED DISPOSITIVE POWER 401,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[1]
14	TYPE OF REPORTING PERSON IN; HC

1.
Based upon approximately 25,320,912 shares of the Issuer’s common stock outstanding on August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No: 44052W104

1	NAMES OF REPORTING PERSONS Travis Nelson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,540
	8	SHARED VOTING POWER 401,770
	9	SOLE DISPOSITIVE POWER 157,540
	10	SHARED DISPOSITIVE POWER 401,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%[1]
14	TYPE OF REPORTING PERSON IN; HC

1.
Based upon approximately 25,320,912 shares of the Issuer’s common stock outstanding on August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No: 44052W104

1	NAMES OF REPORTING PERSONS Resurgent Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 83-3597627
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 401,770
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 401,770
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%[1]
14	TYPE OF REPORTING PERSON PN

1.
Based upon approximately 25,320,912 shares of the Issuer’s common stock outstanding on August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No: 44052W104

1	NAMES OF REPORTING PERSONS Eclipse Investors LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 82-5003859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[1]
14	TYPE OF REPORTING PERSON PN

1.
Based upon approximately 25,320,912 shares of the Issuer’s common stock outstanding on August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No: 44052W104

Item 1.	Security and Issuer
The name of the issuer is Horizon Global Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2600 W. Big Beaver Road, Suite 555, Troy, Michigan 48084. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the “Shares”).

Item 2.	Identity and Background
(a)    This Schedule 13D is being filed by (i) Harry Wilson (“Wilson”), (ii) Travis Nelson (“Nelson”), (iii) Resurgent Capital, LLC (“Resurgent”), a Delaware limited liability company, the managers of which are Wilson and Nelson, (iv) and Eclipse Investors LLC (“Eclipse” and collectively with Wilson, Nelson and Resurgent, the “Reporting Persons”), a New York limited liability company, the sole member of which is Nelson. The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 30, 2019, a copy of which is filed as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference.
(b)    The business address of Wilson and Resurgent is MAEVA Group, LLC, 360 Hamilton Avenue, 4th Floor, White Plains, New York 10601. The business address of Nelson and Eclipse is Eclipse Investors LLC, 182 W. 82nd Street, Apt. THW, New York, New York 10024.
(c)    Wilson is currently the founder and chief executive officer of MAEVA Group, LLC, a turnaround and restructuring firm, and a member of the Issuer’s board of directors. Nelson is an individual investor. Resurgent was formed by Wilson and Nelson to invest in marketable securities, including the Shares. Eclipse is a single-member limited liability company formed by Nelson to invest in marketable securities.
(d)    Within the last five years, none of the Reporting Persons has been convicted in any criminal proceedings.
(e)    Within the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Wilson and Nelson are citizens of the United States of America. Resurgent was organized in Delaware. Eclipse was organized in New York.

Item 3.	Source and Amount of Funds or Other Consideration
The Shares purchased by the Reporting Persons were purchased from personal and/or internal funds.

Item 4.	Purpose of the Transaction
The Shares currently owned by the Reporting Persons were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer
(a) Wilson directly owns 755,291 Shares. Nelson indirectly owns 157,540 Shares. Resurgent directly owns 401,770 Shares. Eclipse directly owns 157,540 Shares. Because Wilson and Nelson are the managers of Resurgent, they have beneficial ownership of the Shares owned by Resurgent. Because Nelson is the sole member of Eclipse, he has beneficial ownership of the Shares owned by Eclipse.
For his service as a member of the Issuer’s board of directors, Wilson was granted a restricted stock unit award covering 44,199 Shares on May 15, 2019. However, the restricted stock unit award does not vest until the first anniversary of grant and, therefore, such Shares are not included in the number of Shares owned by Wilson indicated above.
The Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, by virtue of the formation of Resurgent and the acquisition of Shares by Resurgent. Accordingly, the Reporting Persons may be deemed to beneficially own more than 5% of the Issuer’s outstanding Shares.
(b) The information provided in Item 5(a) of this Schedule 13D and in Items 7 through 11 of the cover pages is incorporated herein by reference.

CUSIP No: 44052W104

(c) Resurgent purchased Shares on the dates, in the amounts and at the prices indicated below within the past 60 days. Neither Wilson nor Nelson effected transactions in the Shares within the past 60 days.

Date	Amount of Shares Bought	Approximate Price Per Share (Exclusive of Commissions)
08/20/2019	3,000	$3.69
08/20/2019	3,700	$3.72
08/20/2019	4,300	$3.68
08/20/2019	213	$3.65
08/20/2019	4,034	$3.75
08/21/2019	3,100	$3.79
08/21/2019	7,500	$3.93
08/21/2019	4,100	$3.95
08/21/2019	4,300	$3.94
08/21/2019	3,950	$3.91
08/21/2019	4,230	$3.89
08/21/2019	4,100	$3.92
08/23/2019	4,100	$3.86
08/23/2019	10,480	$3.98
(d) Not applicable.
(e) Not applicable.

CUSIP No: 44052W104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Wilson and Nelson formed Resurgent to invest in marketable securities, including the Shares. Resurgent is governed by a limited liability company agreement (the “LLC Agreement”). The LLC Agreement contains a provision pursuant to which the Reporting Persons have agreed that if any of the Reporting Persons desires to sell any Shares, then the other Reporting Persons have the right to sell Shares on a pro rata basis.
References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the LLC Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D, and which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit No.	Description
1. 2.	Joint Filing Agreement Resurgent Capital, LLC Limited Liability Company Agreement

CUSIP No: 44052W104

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 30, 2019

Harry Wilson

/s/ Harry Wilson

Travis Nelson

/s/ Travis Nelson

Resurgent Capital, LLC

By:	/s/ Harry Wilson
Name:	Harry Wilson
Title:	Manager

Eclipse Investors LLC

By:	/s/ Travis Nelson
Name:	Travis Nelson
Title:	Member